Exhibit 99.3

Appendix 1: Candidates for the Board of Directors

*Listed companies

Georges Gemayel Chairman Member since: 2012 (Chairman since 2014) Born in: 1960 Nationality: American Committees: Nomination Committee (Chairman)

Special competences
Dr. Gemayel’s qualifications to sit on the Board of Directors include his significant management and executive experience in the global pharmaceutical industry.

Other management duties
Georges Gemayel is currently Chairman of the Board of Directors of Dynacure SAS, Enterome SA, and OxThera AB and a member of the Board of Directors of Supernus Pharmaceuticals Inc. (publ)*.

Previous positions
Georges Gemayel has previously been Chairman of the Board of Directors of Dimension Therapeutics Inc. (publ), Epitherapeutics ApS, Vascular Magnetics Inc., and Syndexa Pharmaceuticals Inc. as well as a member of the Board of Directors of NPS Pharmaceuticals Inc. (publ), Raptor Pharmaceuticals Corp. (publ), Prosensa N.V. (publ), Adolor Corp. (publ), and Momenta Pharmaceuticals Inc. (publ).

Educational background
Georges Gemayel holds a Master and a PhD in Pharmacology from Paris-Sud University and a Docteur d’Exercice en Pharmacie from the St. Joseph University.

Bo Jesper Hansen Deputy Chairman Member since: 2010 (Deputy Chairman since 2017) Born in: 1958 Nationality: Danish Committees: Remuneration Committee (Chairman)

Special competences
Dr. Hansen's extensive experience in orphan drugs, both from the operations and supervisory point of view and his broad and current know-how of the biotechnology environment makes him a qualified member of the Board of Directors.

Other management duties
Bo Jesper Hansen is currently Chairman of the Board of Directors of Laborie Inc., Innoventa Medica ApS, and Karo Pharma AB and a member of the Board of Directors of Ascelia Pharma AB and Reapplix A/S.

Previous positions
Bo Jesper Hansen has previously been Chairman of the Board of Directors and a member of the Executive Management of Swedish Orphan Biovitrum AB (publ), Chairman of the Board of Directors of Ablynx NV, Topotarget A/S (publ) (dissolved by merger), Karolinska Development AB (publ) and a member of the Board of Directors of Newron Pharmaceuticals SpA, CMC Sweden AB, Hyperion Therapeutics Inc. (publ) (dissolved following acquisition), Gambro AB, Inspyr Inc. (publ), Zymenex Holding A/S, Zymenex A/S, ACE Bioscience A/S, Mipsalus Holding ApS, MipSalus ApS, Azanta A/S, and Reapplix A/S.

Educational background

Bo Jesper Hansen holds an MD and PhD in Medicine from the University of Copenhagen.

Anders Hedegaard Member since: 2017 Born in: 1960 Nationality: Danish Committees: Remuneration Committee

Special competences
Mr. Hedegaard is a sitting Chief Executive Officer of a publicly listed company. His extensive knowledge of the healthcare industry, both in product development and commercialization, makes him a qualified member of the Board of Directors.

Other management duties
Anders Hedegaard is currently Chief Executive Officer of Rodenstock Group and Chairman of the Board of Directors of Rodenstock Danmark A/S and ALK-Abelló A/S (publ)*.

Previous positions
Anders Hedegaard has previously been Chairman of the Board of Directors of GN Otometrics A/S, Aktieselskabet af 1. juni 2011 I, and BN Washington D.C. Holding A/S as well as a member of the Board of Directors of the Confederation of Danish Enterprise, Hearing Instrument Manufacturers Software Association A/S, HIMSA II A/S, Origio A/S and certain companies in or associated with the Bavarian Nordic Group. Further, Anders Hedegaard has previously been Chief Executive Officer of GN Store Nord A/S (publ), GN Hearing A/S, and Bavarian Nordic A/S and a member of the Executive Management of ALK-Abelló A/S and FOSS A/S as well as international marketing director at Novo Nordisk A/S.

Educational background
Anders Hedegaard holds a Master of Science in Chemical Engineering and Biochemistry from the Technical University of Denmark.

Carrolee Barlow Member since: 2020 Born in: 1963 Nationality: US Committees: Nomination Committee

Special competences
Dr. Barlow’s qualifications to sit on the Board of Directors include her renowned expertise in neuroscience and neurodegeneration, the treatment of rare and neurological diseases, and the clinical development of new therapies.

Other management duties
Carrolee Barlow is currently member of the Board of Directors of Supernus Pharmaceuticals Inc. (publ)* and Chief Medical Officer of ESCAPE Bio Inc. as well as member of the scientific and/or clinical advisory board of Neurametrix Inc., Kainos Medicine (publ)* and Silverstein Foundation.

Previous positions
Carrolee Barlow has previously been member of the Board of Directors of Parkinson’s Institute and Clinical Center as well as Chief Executive Officer of Parkinson’s Institute and Chief Scientific and Chief Medical Officer of BrainCells Inc.

Educational background
Carrolee holds a Master from the University of Utah School of Medicine and a PhD in Molecular and Development Biology from the Karolinska Medical Nobel Institute.

Catherine Moukheibir Member since: 2017 Born in: 1959 Nationality: American, Lebanese, and British Committees: Audit Committee (Chairman)

Special competences
Ms Moukheibir's experience in the pharmaceutical and banking industries and her successful track record in leading Audit Commitees of publicly traded companies makes her a qualified member of the Board of Directors.

Other management duties
Catherine Moukheibir is currently Non-Executive Board Member and Chair of the Audit Committee at CMR Surgical and a member of the Board of Directors of Genkyotex SA (publ)*, Ironwood Pharmaceuticals, Inc., and Kymab Ltd.

Previous positions
Catherine Moukheibir has previously been a member of the Executive Management for Innate Pharma Inc (publ) and MedDay Pharmaceuticals SA, Chairman of the Board of Directors of Creabilis and MedDay Pharmaceuticals SA and a member of the Board of Directors in Zealand Pharma A/S (publ), Ablynx NV (publ), Cerenis Therapeutics SA (publ), and Octoplus NV.

Educational background

Catherine Moukheibir holds a Master in Economics and a MBA degree, both from Yale University.

Martijn Kleijwegt Member since: 2017 Born in: 1955 Nationality: Dutch Committees: Audit Committee

Special competences
Mr. Kleijwegt is qualified to serve on the Board of Directors given his experience as a major European venture-capital investor, his experience in the pharmaceutical industry, and his service on the Boards of Directors of other biopharmaceutical companies.

Other management duties
Martijn Kleijwegt is currently Founder and Managing Partner at LSP Management Group BV and a member of the Board of Directors of AM Pharma BV, Kiadis Pharma N.V. (publ)*, OxThera AB, Eloxx Pharmaceuticals Ltd., Arvelle Therapeutics BV, Vico Therapeutics Holding BV, and Pharvaris BV.

Previous positions
Martijn Kleijwegt has previously been a member of the Board of Directors of Prosensa N.V. (publ).

Educational background

Martijn Kleijwegt holds a Master’s degree in Economics from the University of Amsterdam.

Martin Bonde Member since: 2010 Born in: 1963 Nationality: Danish Committees: Nomination Committee

Special competences
Dr. Bonde's qualifications to sit on the Board of Directors include his executive experience and in-depth knowledge of the biotechnology environment in the Nordic countries.

Other management duties
Martin Bonde is currently Chief Executive Officer of Inthera Bioscience AG. Martin Bonde is also a member of Board of Directors of Visiopharm A/S, BioInnovation Institute Fonden and BII Holdings A/S, Chief Executive Officer of Bohrs Tower ApS as well as a member of the Board of Directors and the Executive Management of Biotopix ApS.

Previous positions
Martin Bonde has previously been the Chairman of the Board of Directors of DANSK BIOTEK and a member of the Executive Management of Vaccibody AS, Epitherapeutics ApS, and Entrepreneur-in-Residence at BiOrigin ApS, a Novo Seeds company.

Educational background
Martin Bonde holds a Graduate Diploma in Business Administration from Copenhagen Business School, a Master of Science, and a PhD in Chemical Engineering from the Technical University of Denmark.

Rémi Droller Member since: 2015 Born in: 1975 Nationality: French Committees: Remuneration Committee

Special competences
Mr. Droller's extensive experience as a biotechnology investor and his proven track-record in negotiating several successful transactions make him a qualified member of the Board of Directors.

Other management duties
Rémi Droller is currently Managing Partner of Kurma Partners SA and member of the Board of Directors of Dynacure SAS, ImCheck Therapeutics SAS, OxThera AB, AM Pharma BV, Pharvaris BV, Flamingo Therapeutics BV, and Vico Therapeutics BV.

Previous positions
Rémi Droller has previously been Chairman of the Board of Directors of Step Pharma SAS and a member of the Board of Directors of Prosensa N.V. (publ), and Onxeo SA (publ).

Educational background

Rémi Droller holds a Master in Molecular Biology from Université Pierre et Marie Curie and a Master in Finance and Management of Innovation from AgroParisTech.

Stephanie Okey New Board candidate Born in: 1959 Nationality: American

Special competences
Stephanie Okey has extensive launch and commercialization experience including nine rare and orphan disease therapeutics; two with REMS designation, and four large market therapeutic agents. Ms Okey’s specific expertise is in the launch and sustainable commercialization life cycle of bringing therapeutic agents to health care providers, health care stakeholders, and patients in a patient-centric business model.

Other management duties
Stephanie Okey currently serves as an independent member of the Board of Directors of PTC Therapeutics (publ)*, Albireo BioPharma (publ)*, and Crinetics Pharmaceuticals (publ)*.

Previous positions
Stephanie Okey has served in various positions of increasing responsibility in the biopharmaceutical industry for more than 30 years. After beginning her career at Bristol Myers Squibb (publ), she joined Genentech, Inc., growing rare orphan diseases markets and large markets for 7 years. Ms Okey’s management and leadership experience during her 19-year tenure at Genzyme, A Sanofi Company, included serving as Senior Vice President, Head of North America, Rare Diseases, and U.S. General Manager, Rare Diseases prior to her retirement in 2015. In addition, she previously served as a member of the Board of the California Life Sciences Association.

Educational background

Stephanie Okey holds a Bachelor of Science degree in Zoology from The Ohio State University and an M.S. in Immunology and Medical Microbiology from Wright State University.